Exhibit 99.3

RANDGOLD RESOURCES LIMITED

Incorporated in Jersey, Channel Islands

Reg. No. 62686

LSE Trading Symbol: RRS

NASDAQ Trading Symbol: GOLD

("Randgold Resources" or the "Company")

APPOINTMENT OF A NEW NON-EXECUTIVE DIRECTOR AND FORTHCOMING RETIREMENT OF A NON-EXECUTIVE DIRECTOR

Abidjan, Côte d’Ivoire, 3 February 2017 – Randgold Resources Limited announces today the appointment of Olivia Kirtley as an independent non-executive director with effect from 2 February 2017. Mrs Kirtley has also been appointed to the Remuneration Committee with effect from 2 February 2017.

Mrs Kirtley was educated in the United States, and holds a BS Accounting degree from Florida Southern College and a Masters degree in Taxation from Georgia State University. After spending seven years with Ernst & Young, she was appointed firstly Vice-President, then Treasurer and then CFO of the Vermont American Corporation a position she held for 10 years. Olivia is currently a non-executive director of US Bancorp and Papa John’s International, Inc. where she serves on various board committees. She is also the immediate past chairman and president of the International Federation of Accountants and past council member of the International Integrated Reporting Council, and is a former chairman of the American Institute of Certified Public Accountants.

The Chairman of the board, Christopher Coleman, said her appointment was part of the company’s ongoing board succession planning and will broaden the skills and experience on the board: “We are very pleased to welcome Olivia Kirtley to the Randgold board which will benefit from her significant international business experience and wide ranging knowledge of financial management and corporate governance.”

Randgold Resources also announces that Kadri Dagdelen, a non-executive director since 2010 and a member of the Company’s governance and nomination committee, will retire from the board at the Company's next annual general meeting to be held on 2 May 2017.

Commenting on Kadri’s retirement Chairman Christopher Coleman, said: “Kadri has been a non-executive director at Randgold Resources for 7 years over a very successful period in the Company’s history. On behalf of the board I would like to thank Kadri for his contribution to the Company.”

RANDGOLD RESOURCES ENQUIRIES:

Chief Executive Mark Bristow +44 788 071 1386 +44 779 775 2288	Financial Director Graham Shuttleworth +44 1534 735 333 +44 779 771 1338	Investor & Media Relations Kathy du Plessis +44 20 7557 7738 Email: randgold@dpapr.com

Website: www.randgoldresources.com